1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 15, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.01	Announcement on 2023/05/10:	The Company announced consolidated financial statements for the three months ended March 31, 2023 approved by the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2023

Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

The Company announced consolidated financial statements for the three months ended March 31, 2023 approved by the Board of Directors

Date of events: 2023/05/10

Contents:

1.
Date of submission to the board of directors or approval by the board of directors: 2023/05/10

2.
Date of approval by the audit committee: 2023/05/08

3.
Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2023/01/01~2023/03/31

4.
Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 54,210,905

5.
Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 20,581,089

6.
Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 12,173,764

7.
Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 12,259,993

8.
Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 9,873,046

9.
Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 9,643,255

10.
Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 1.24

11.
Total assets end of the period (thousand NTD): 524,535,450

12.
Total liabilities end of the period (thousand NTD): 121,043,986

13.
Equity attributable to owners of parent end of the period (thousand NTD): 391,331,061

14.
Any other matters that need to be specified: None